Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Year Ended December 31, 2022

CALGARY, AB, March 8, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the year ended December 31, 2022.

The audited financial statements, management discussion and analysis and annual information form for the year ended December 31, 2022 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

Year-end 2022 Results

  2022 fund flows from operations ("FFO")(1) was a record $1.6 billion ($10.00/basic share)(2), representing a year-over year increase of 78%, including the impact of $406 million of realized hedging losses and $223 million of temporary European windfall taxes.
  2022 exploration and development ("E&D") capital expenditures(3) were $552 million, resulting in record free cash flow ("FCF")(4) of $1.1 billion ($6.62/basic share)(5), representing a year-over-year increase of 99%, including the impact of hedging losses and temporary windfall taxes.
  Record FCF in 2022 allowed us to fund over $500 million of strategic acquisitions, reduce net debt by over $300 million and return over $100 million to our shareholders through dividends and share buybacks. We exited the year with net debt(6) of $1.3 billion, resulting in a net debt to trailing FFO ratio(7) of 0.8 times at December 31, 2022.
  Following the reinstatement of our quarterly dividend in Q1 2022 and the approval of a normal course issuer bid ("NCIB") in Q3 2022, we declared $46 million in dividends and repurchased $72 million of Vermilion shares in 2022, representing 11% of FCF.
  Net earnings were $1.3 billion ($8.03/basic share) for 2022, representing a 14% increase over the prior year.
  Production in 2022 averaged 85,187 boe/d(8) which is consistent with 2021 production levels.
  Total proved plus probable ("2P") reserves increased 9% from the prior year to 523 mmboe(9). Including acquisitions, we replaced 234% of production on a proved plus probable basis and increased our total proved plus probable reserve life index to 16.8 years.
  The after-tax net present value of 2P reserves(9), discounted at 10%, increased 36% from the prior year to $8.9 billion ($54.72/basic share), with proved developed producing ("PDP") reserves making up more than 50% of this value.
  2P finding, development and acquisition ("FD&A") costs, including changes in future development costs ("FDC") were $19.22/boe, resulting in a 2022 2P FD&A Operating Recycle Ratio of 4.4 times.

Fourth Quarter 2022 Results

  Q4 2022 FFO was $284 million ($1.74/basic share)(2), including the full year impact of the temporary European windfall tax of $223 million. Without the temporary windfall tax, FFO would have been $507 million ($3.11/basic share), in line with the prior quarter.
  Q4 2022 E&D capital expenditures(3) were $169 million, resulting in FCF of $115 million ($0.70/basic share)(5), including the full year impact of the temporary European windfall tax noted above. Without the impact of the temporary windfall tax, FCF would have been $338 million ($2.07/basic share), an increase of 4% over the prior quarter.
  Q4 2022 production averaged 85,450 boe/d(8) an increase of 1% from the previous quarter. During the fourth quarter, production was impacted by unplanned downtime in Australia, cold weather and third-party downtime in North America and the delayed startup of our six-well Montney pad in Alberta.
  Production from our North American operations averaged 58,499 boe/d(8) in Q4 2022, an increase of 2% from the prior quarter primarily due to new production from our Montney assets in Canada and a full quarter contribution from our 2022 drilling program in the United States.
  Production from our International operations averaged 26,953 boe/d(8) in Q4 2022, a decrease of 1% from the prior quarter, primarily due to natural decline in Netherlands and Germany, as well as lower than anticipated production in Australia due to unplanned downtime.

Outlook

  The Corrib acquisition has a planned close on March 31, 2023. This acquisition is expected to add approximately 7,000 boe/d of European gas production which was incorporated from March 31, 2023 onwards in our original production guidance of 87,000 to 91,000 boe/d.
  Subsequent to year-end, we signed an agreement to sell approximately 5,500 boe/d of non-core light oil production in southeast Saskatchewan for total cash consideration of $225 million, before closing adjustments. The transaction has an effective date of September 1, 2022 and is expected to close in March 2023. The net proceeds will be used to pay down debt.
  Taking into account the southeast Saskatchewan asset sale and Australia downtime, we are revising our 2023 production guidance to 82,000 to 86,000 boe/d. Our 2023 capital budget remains unchanged at $570 million.
  In conjunction with our Q4 2022 release, we declared a quarterly cash dividend of $0.10 CDN per share for Q1 2023, representing a 25% increase over the prior quarterly dividend. In addition, we resumed share buybacks in early January 2023, and have repurchased 1.1 million shares in 2023 to date.
($M except as indicated)	Q4 2022	Q3 2022	Q4 2021	2022	2021
Financial
Petroleum and natural gas sales	842,693	964,678	765,915	3,476,394	2,079,761
Cash flows from operating activities	495,195	447,608	250,352	1,814,220	834,453
Fund flows from operations (1)	284,220	507,876	322,173	1,634,865	919,862
Fund flows from operations ($/basic share) (2)	1.74	3.10	1.99	10.00	5.71
Fund flows from operations ($/diluted share) (2)	1.70	3.01	1.93	9.71	5.58
Net earnings	395,408	271,079	344,588	1,313,062	1,148,696
Net earnings ($/basic share)	2.42	1.65	2.12	8.03	7.13
Cash flows used in investing activities	168,053	168,275	134,873	1,059,292	469,700
Capital expenditures (3)	169,305	184,015	145,807	551,817	374,796
Acquisitions	4,558	6,220	23,633	539,713	130,965
Asset retirement obligations settled	16,508	10,386	13,039	37,514	28,525
Repurchase of shares	—	71,659	—	71,659	—
Cash dividends ($/share)	0.08	0.08	—	0.28	—
Dividends declared	13,058	13,031	—	45,769	—
% of fund flows from operations (10)	5%	3%	— %	3%	— %
Payout (11)	198,871	207,432	158,846	635,100	403,321
% of fund flows from operations (11)	70%	41%	49%	39%	44%
Free cash flow (4)	114,915	323,861	176,366	1,083,048	545,066
Long-term debt	1,081,351	1,409,507	1,651,569	1,081,351	1,651,569
Net debt (6)	1,344,586	1,412,052	1,644,786	1,344,586	1,644,786
Net debt to four quarter trailing fund flows from operations (7)	0.8	0.8	1.8	0.8	1.8
Operational
Production (8)
Crude oil and condensate (bbls/d)	38,915	37,315	36,264	37,530	38,143
NGLs (bbls/d)	7,497	7,901	8,461	7,961	8,325
Natural gas (mmcf/d)	234.23	234.12	238.16	238.18	233.64
Total (boe/d)	85,450	84,237	84,417	85,187	85,408
Average realized prices
Crude oil and condensate ($/bbl)	115.02	123.02	96.88	123.89	83.78
NGLs ($/bbl)	39.93	44.64	47.27	45.95	34.44
Natural gas ($/mcf)	17.43	24.68	17.89	18.99	9.53
Production mix (% of production)
% priced with reference to WTI	38%	38%	38%	38%	38%
% priced with reference to Dated Brent	18%	17%	16%	16%	17%
% priced with reference to AECO	30%	30%	28%	30%	29%
% priced with reference to TTF and NBP	14%	15%	18%	16%	16%
Netbacks ($/boe)
Operating netback (12)	70.00	78.42	48.07	70.15	34.06
Fund flows from operations ($/boe) (13)	35.08	67.07	40.73	52.65	29.54
Operating expenses	16.81	16.64	14.24	15.75	13.27
General and administration expenses	1.65	1.90	2.20	1.86	1.70
Average reference prices
WTI (US $/bbl)	82.65	91.56	77.19	94.23	67.92
Dated Brent (US $/bbl)	88.71	100.85	79.73	101.19	70.73
AECO ($/mcf)	4.64	4.16	4.66	5.25	3.62
TTF ($/mcf)	38.36	75.56	38.86	48.35	19.86
Share information ('000s)
Shares outstanding - basic	163,227	162,883	162,261	163,227	162,261
Shares outstanding - diluted (14)	168,616	168,574	168,746	168,616	168,746
Weighted average shares outstanding - basic	163,105	163,947	162,247	163,489	161,172
Weighted average shares outstanding - diluted (14)	167,397	168,494	166,519	168,426	164,765

(1)	Fund flows from operations (FFO) is a total of segments measure comparable to net earnings that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(2)	Fund flows from operations per share (basic and diluted) are supplementary financial measures and are not a standardized financial measures under IFRS, and therefore may not be comparable to similar measures disclosed by other issuers. They are calculated using FFO (a total of segments measure) and basic/diluted shares outstanding. The measure is used to assess the contribution per share of each business unit. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(3)	Capital expenditures is a non-GAAP financial measure that is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(4)	Free cash flow (FCF) is a non-GAAP financial measure comparable to cash flows from operating activities and is comprised of FFO less drilling and development and exploration and evaluation expenditures. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(5)	Free cash flow per basic share is a non-GAAP supplementary financial measure and is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. It is calculated using FCF and basic shares outstanding.
(6)	Net debt is a capital management measure comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(7)	Net debt to trailing FFO is a supplementary financial measure and is not a standardized financial measure under IFRS. It may not be comparable to similar measures disclosed by other issuers and is calculated using net debt (capital management measure) and FFO (total of segment measure). The measure is used to assess the ability to repay debt. Information in this document is included by reference; refer to the "Non-GAAP and Other Specified Financial Measures" section of this document.
(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.
(9)	Estimated gross proved, developed and producing, total proved, and total proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated February 14, 2023 with an effective date of December 31, 2022 (the "2022 GLJ Reserves Report"). Net present value of discounted cash flows as provided in the 2022 GLJ Reserves Report.
(10)	Dividends % of FFO is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as dividends divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. Reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(11)	Payout and payout % of FFO are a non-GAAP financial measure and a non-GAAP ratio, respectively, that are not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. Payout is comparable to dividends declared and is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, while the ratio is calculated as payout divided by FFO. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(12)	Operating netback is a non-GAAP financial measure comparable to net earnings and is comprised of sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(13)	Fund flows from operations per boe is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as FFO by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(14)	Diluted shares outstanding represent the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan ("LTIP"), based on current estimates of future performance factors and forfeiture rates.

Message to Shareholders

In 2022, we delivered on our strategic priorities and continued to re-position Vermilion for long term success. Due to the robust free cash flow generation of our international and diversified assets, we reduced net debt by $300 million and completed $500 million of strategic acquisitions, despite incurring $406 million of realized hedging losses and $223 million of temporary windfall taxes. To increase our exposure to premium priced European gas, we progressed the high rate of return Irish Corrib consolidation deal, which we plan to close on March 31, 2023. In Canada, our Montney acquisition increased the depth and quality of our North American inventory. With lower debt and an even stronger asset base, we announced our return of capital framework and returned over $100 million to our shareholders with the reinstatement of a quarterly dividend in Q1 2022 and commencement of a share buyback program in Q3 2022. We exited the year with net debt of $1.3 billion, or 0.8 times trailing FFO, which is less than half the leverage ratio from the prior year. These results translated into a total shareholder return in excess of 50% including share price appreciation and dividends. We remain committed to reducing debt even further, which will allow for increasing return of capital to our shareholders in the future. Our next debt target remains $1.0 billion of net debt, which we anticipate achieving by the end of 2023 or early 2024, depending on commodity prices.

Production in Q4 2022 averaged 85,450 boe/d, representing a 1% increase over Q3 2022. Annual average production was 85,187 boe/d, which is consistent with 2021 production levels. During the fourth quarter, production was impacted by unplanned downtime in Australia, cold weather and third-party downtime in North America, and the delayed startup of our six-well Montney pad in Alberta. We generated $284 million of FFO and $115 million of FCF in Q4 2022, which includes the $223 million full year impact of temporary windfall taxes. The temporary windfall tax was approved by the European Union on September 30, 2022, and was applied retroactively for 2022 in the countries where we operate, therefore we have reflected the full amount in our Q4 2022 financial results.

Our exposure to global commodity prices is a key driver of our strong financial results and remains a strategic advantage for Vermilion. European gas prices were particularly strong in 2022, averaging nearly $50/mmbtu (TTF) for the year and reaching over $120/mmbtu (TTF) during the summer. While European gas prices have moderated in recent months due to a much warmer than average winter in Europe, the forward price for the balance of 2023 and 2024 is approximately $20/mmbtu, which is six to seven times higher than forward Canadian AECO prices and four to five times higher than forward NYMEX prices.

We completed the strategic acquisition of Leucrotta Exploration in 2022, marking Vermilion's entry into the prolific Montney resource play. This acquisition has significantly enhanced the depth and quality of Vermilion's drilling inventory as reflected by the 9% increase in our 2022 proved plus probable reserve life index of 16.8 years. We are in the early stages of developing this long-life asset as we focus on optimizing the existing infrastructure in both Alberta and British Columbia in 2023 and further plans for the build out of the necessary infrastructure to support our future expansion plans. Subsequent to the end of the year, the British Columbia government announced agreements with Blueberry River First Nations and other Treaty 8 First Nations, outlining guidelines pertaining to future resource development in the region. We view this as a positive development. Our British Columbia assets are located outside of Blueberry River First Nations' High Value Areas and are on predominantly private freehold land where we continue to receive permits. We believe this will help facilitate the timely approval of future permits required to expand our Montney development in British Columbia.

Asset Disposition

Subsequent to year-end, we signed an agreement to sell certain assets in southeast Saskatchewan. The assets are comprised of approximately 5,500 boe/d of non-core light oil production spread across the greater Arcola and Queensdale areas of southeast Saskatchewan. Total cash consideration is $225 million, before closing adjustments. Following our entry into the Montney, these mature assets were unlikely to attract capital. The divestment was part of our strategy to re-position Vermilion for long term success by high-grading our North American inventory, reducing unit cost and accelerating the timeline of achieving our debt reduction targets. The transaction has an effective date of September 1, 2022 and is expected to close in March 2023. The net proceeds will be used to pay down our revolving credit facility.

Outlook and Guidance Update

The Corrib acquisition has a planned close on March 31, 2023. We estimate a net cash payment of approximately $200 million at close and expect the acquisition to payout in approximately one year, based on forward commodity prices. This acquisition is expected to add approximately 7,000 boe/d of European gas production, which was reflected from March 31, 2023 onwards in our original production guidance of 87,000 to 91,000 boe/d. Taking into account the southeast Saskatchewan asset sale and Australia downtime, we are revising our 2023 production guidance to 82,000 to 86,000 boe/d. Our 2023 capital budget remains unchanged at $570 million as there was minimal capital allocated to the assets being sold.

Our Q1 2023 drilling program is off to a strong start and is expected to deliver higher production in Canada during the first quarter, however extended maintenance downtime in Australia will result in lower corporate production in Q1 2023. Production from the Wandoo field in Australia was temporarily shut-in during December 2022 for maintenance. We have identified additional maintenance requirements and, as a precautionary measure, have elected to complete a detailed inspection of the entire facility and conduct all necessary repairs at this time. These actions are expected to minimize future downtime. We expect Australia production to be offline for all of Q1 2023 and to restart in Q2 2023. As a result of the Australia downtime and the southeast Saskatchewan asset sale, Q1 2023 corporate production is expected to be in the range of 80,000 to 82,000 boe/d.

We continue to deleverage our balance sheet and prioritize profitability, debt reduction and return of capital over production growth. As announced with our 2023 budget, we expect to allocate up to 25% of FCF to shareholder returns through the base dividend and share repurchases, which recommenced in early January 2023. To date, we have repurchased 1.1 million shares in 2023 and 3.5 million shares in total under our existing NCIB. In addition, we announced a 25% increase to the Q1 2023 base dividend to $0.10 per share which will be payable on April 17, 2023. We look forward to providing further updates on our return of capital strategy as we make progress towards our next debt target.

Q4 2022 Operations Review

North America

Production from our North American operations averaged 58,499 boe/d in Q4 2022, an increase of 2% from the prior quarter primarily due to new well production from our Montney assets in Canada and a full quarter contribution from our 2022 drilling program in the United States. In Alberta, we drilled twelve (10.6 net), completed ten (8.2 net), and brought on production seven (6.9 net) Mannville liquids rich gas wells, while at Mica we drilled one (1.0 net) well and brought on production the six (6.0 net) wells from our first Montney pad. The six well Montney pad was brought on production in late November and saw rates increase through the balance of the year as the wells cleaned up. Total production from our Montney assets averaged 7,500 boe/d during the month of December. In December, drilling commenced on a follow up three-well pad in Alberta which is expected to be completed and tied in during the first half of 2023. During the fourth quarter of 2022 we received three permits in British Columbia, including one of the permits to construct a 16,000 boe/d battery and to drill a multi-well pad in British Columbia. We also signed agreements to acquire 11 sections of adjacent land at Mica, further consolidating our contiguous land base and increasing our Tier 1 inventory.

In Saskatchewan, we drilled seven (5.5 net) wells, completed ten (6.9 net) wells, and brought on production twelve (6.7 net) wells in southeast Saskatchewan. No drilling or completion activity occurred in the United States in the fourth quarter as the team focused on preparation for the 2023 drilling program which will commence in Q2 2023.

International

Production from our International operations averaged 26,953 boe/d in Q4 2022, a decrease of 1% from the prior quarter, primarily due to natural decline in Netherlands and Germany, as well as lower than anticipated production in Australia due to unplanned downtime. This was largely offset by higher production in France and Ireland. Production from the fire-related downtime in France was gradually restored through the fourth quarter of 2022 and has been fully restored subsequent to year end. Ireland production increased 1% in Q4 2022 compared to the previous quarter as the Corrib facility experienced strong operational run time during the quarter.

During the fourth quarter we drilled one (1.0 net) oil well in Germany, which was brought on production in Q1 2023. We also continued to advance our deep well gas exploration and development plans in Germany as we prepare for our first well to be drilled in the fourth quarter of 2023. In the Netherlands, we drilled one (0.5 net) gas well which encountered a 19 metre gas column and is expected to be brought on production in the first half of 2023. We drilled two (2.0 net) exploratory wells in Croatia, however, neither of the wells encountered commercial hydrocarbons.

2022 Reserve Report

Our 2022 total proved plus probable reserves increased 9% from the prior year to 523 mmboe(2). The after-tax net present value of proved plus probable reserves(2), discounted at 10%, increased 36% from the prior year to $8.9 billion ($54.72/basic share) at December 31, 2022, with proved developed producing reserves making up more than 50% of this value. The increase is primarily due to the acquisition of Leucrotta and positive economic revisions resulting from stronger commodity prices. Including acquisitions, we replaced 234% of production on a proved plus probable basis at an FD&A cost (including future development costs) of $19.22/boe, resulting in a 2022 total proved plus probable FD&A Operating Recycle Ratio of 4.4 times. On an organic basis, we added proved plus probable reserves at an F&D cost (including future development costs) of $22.66/boe, resulting in a 2022 total proved plus probable F&D Operating Recycle Ratio of 3.7 times. Our total proved plus probable reserve life index increased by 9% in 2022 to 16.8 years, reflecting our continuous focus on enhancing the asset base. Over the past decade we have successfully increased our reserve life index by approximately 40% through the combination of organic development and strategic acquisitions. Given the early stage of our Montney development, we expect further recognition of Montney reserves in the coming years as we progress development of this play.

The following table provides a summary of company interest reserves by reserve category and region on an oil equivalent basis. Please refer to Vermilion's 2022 Annual Information Form for the year ending December 31, 2022 ("2022 Annual Information Form") for detailed information by country and product type.

BOE (mboe)	Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Proved	Probable	Proved Plus Probable
North America	133,879	6,882	103,909	244,670	167,375	412,045
International	54,738	7,220	6,501	68,459	42,286	110,745
Vermilion	188,617	14,101	110,411	313,129	209,661	522,790

The following table summarizes the finding and development costs and associated operating recycle ratios by reserve category for the three-year period ending December 31, 2022:

	2022			3-Year Average
	PDP	1P	2P	PDP	1P	2P
Finding and Development Costs, including FDC (F&D) ($/boe) (3)	$22.93	$24.47	$22.66	$16.64	$18.51	$23.65
Finding, Development and Acquisition Costs, including FDC (FD&A) ($/boe) (3)	$35.10	$29.09	$19.22	$21.76	$21.08	$18.78

F&D Operating Recycle Ratio * (4)	3.65	3.42	3.70	2.80	2.52	1.97
FD&A Operating Recycle Ratio * (4)	2.39	2.88	4.36	2.14	2.21	2.48

The following table provides a reconciliation of changes in company interest reserves by reserve category and region. Please refer to Vermilion's 2022 Annual Information Form for detailed information by country and product type.

1P (mboe)	North America	International	Vermilion
December 31, 2021	223,478	78,574	302,052
Discoveries	—	—	—
Extensions & Improved Recovery	26,614	717	27,330
Technical Revisions	(6,536)	(3,101)	(9,637)
Acquisitions	18,895	—	18,895
Dispositions	(61)	(17)	(78)
Economic Factors	3,292	2,367	5,659
Production	(21,013)	(10,080)	(31,093)
December 31, 2022	244,669	68,459	313,128

2P (mboe)	North America	International	Vermilion
December 31, 2021	357,780	123,227	481,007
Discoveries	—	—	—
Extensions & Improved Recovery	47,369	3,223	50,592
Technical Revisions	(24,889)	(8,054)	(32,943)
Acquisitions	48,113	—	48,113
Dispositions	(143)	(26)	(169)
Economic Factors	4,827	2,456	7,283
Production	(21,013)	(10,080)	(31,093)
December 31, 2022	412,045	110,745	522,790

Additional information about our 2022 GLJ Reserves Report can be found in our 2022 Annual Information Form on our website at www.vermilionenergy.com and on SEDAR at www.sedar.com.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of March 8, 2023, we have 15% of our expected net-of-royalty production hedged for the remainder of 2023. With respect to individual commodity products, we have hedged 50% of our European natural gas production, 0% of our crude oil production, and 13% of our North American natural gas volumes for the remainder of 2023, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link: https://www.vermilionenergy.com/invest-with-us/hedging.

Organizational Update

Mr. Dion Hatcher has been promoted to the role of President and Chief Executive Officer, and appointed as a member of the Board of Directors of the Company, effective March 7, 2023. Mr. Hatcher was promoted to President on January 1, 2022 and previously held the positions of Vice President, North America, Vice President of Canadian Business Unit, and various other roles of increasing responsibility during his 17 year tenure with the company. The Executive Committee structure will remain in place and will continue to be used by the organization to review and approve key organizational, financial, operational and strategic decisions for the Company. This leadership structure has proven to be a highly collaborative decision-making model that draws upon the collective knowledge, experience, business acumen and skills of the senior management team.

"On behalf of the Board, I would like to congratulate Dion on his promotion to President and Chief Executive Officer. Since taking on the role of President in January 2022, Dion has demonstrated strong leadership skills with the vision to lead Vermilion into the future. He is fully aligned with Vermilion's conservative business principles, its focus on long term value creation, and its values and corporate culture. We look forward to his contribution to the Board" said Robert Michaleski, Vermilion's Chairman.

(Signed "Dion Hatcher")

Dion Hatcher
President and Chief Executive Officer
March 8, 2023

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(2)	Estimated gross proved, developed and producing, total proved, and total proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated February 14, 2023 with an effective date of December 31, 2022 (the "2022 GLJ Reserves Report"). Net present value of discounted cash flows as provided in the 2022 GLJ Reserves Report.

(3)	F&D (finding and development) and FD&A (finding, development and acquisition) costs are used as a measure of capital efficiency and are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.

(4)	Operating Recycle Ratio is a non-GAAP ratio that is calculated by dividing the Operating Netback (non-GAAP measure), excluding realized hedging gain (loss) and PRRT, by the cost of adding reserves (F&D and FD&A cost). For the purposes of calculating 2022 Operating Recycle Ratios, this netback number was $83.81. More information can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net earnings, FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

	Q4 2022		Q4 2021		2022		2021
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	842,693	103.99	765,915	96.82	3,476,394	111.95	2,079,761	66.81
Royalties	(68,303)	(8.43)	(58,785)	(7.43)	(306,017)	(9.85)	(186,122)	(5.98)
Transportation	(21,976)	(2.71)	(19,033)	(2.41)	(78,896)	(2.54)	(77,161)	(2.48)
Operating	(136,247)	(16.81)	(112,680)	(14.24)	(489,034)	(15.75)	(413,013)	(13.27)
General and administration	(13,344)	(1.65)	(17,374)	(2.20)	(57,677)	(1.86)	(52,877)	(1.70)
Corporate income tax expense	(41,958)	(5.18)	(32,234)	(4.07)	(208,153)	(6.70)	(30,166)	(0.97)
Windfall taxes	(222,859)	(27.50)	—	—	(222,859)	(7.18)	—	—
PRRT	(5,045)	(0.62)	(5,544)	(0.70)	(18,318)	(0.59)	(15,688)	(0.50)
Interest expense	(22,506)	(2.78)	(16,279)	(2.06)	(82,858)	(2.67)	(73,075)	(2.35)
Realized loss on derivatives	(43,940)	(5.42)	(189,598)	(23.97)	(405,894)	(13.07)	(327,384)	(10.52)
Realized foreign exchange gain (loss)	18,845	2.33	(2,395)	(0.30)	15,195	0.49	(6,613)	(0.21)
Realized other (expense) income	(1,140)	(0.14)	10,180	1.29	12,982	0.42	22,200	0.71
Fund flows from operations	284,220	35.08	322,173	40.73	1,634,865	52.65	919,862	29.54
Equity based compensation	(5,377)		(6,666)		(44,390)		(41,565)
Unrealized gain (loss) on derivative instruments (1)	549,693		172,265		540,801		(181,094)
Unrealized foreign exchange (loss) gain (1)	(47,405)		7,122		(84,464)		(64,963)
Accretion	(16,501)		(10,983)		(58,170)		(43,552)
Depletion and depreciation	(171,926)		(148,216)		(577,134)		(571,688)
Deferred tax expense	(196,733)		(14,834)		(288,707)		(187,343)
Gain on business combinations	—		—		—		17,198
Impairment reversal	—		23,922		192,094		1,302,619
Unrealized other expense	(563)		(195)		(1,833)		(778)
Net earnings	395,408		344,588		1,313,062		1,148,696

(1) Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Free cash flow (FCF): Most directly comparable to cash flows from operating activities, FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures.

($M)	Q4 2022	Q4 2021	2022	2021
Cash flows from operating activities	495,195	250,352	1,814,220	834,453
Changes in non-cash operating working capital	(227,483)	58,782	(216,869)	56,884
Asset retirement obligations settled	16,508	13,039	37,514	28,525
Fund flows from operations	284,220	322,173	1,634,865	919,862
Drilling and development	(157,849)	(119,002)	(528,056)	(339,390)
Exploration and evaluation	(11,456)	(26,805)	(23,761)	(35,406)
Free cash flow	114,915	176,366	1,083,048	545,066

Adjusted working capital: Defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	As at
($M)	Dec 31, 2022	Dec 31, 2021
Current assets	714,446	472,845
Current derivative asset	(162,843)	(19,321)
Current liabilities	(892,045)	(746,813)
Current lease liability	19,486	15,032
Current derivative liability	55,845	268,973
Adjusted working capital	(265,111)	(9,284)

Capital expenditures: Calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows and most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

($M)	Q4 2022	Q4 2021	2022	2021
Drilling and development	157,849	119,002	528,056	339,390
Exploration and evaluation	11,456	26,805	23,761	35,406
Capital expenditures	169,305	145,807	551,817	374,796

Operating netback: Most directly comparable to net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below. Management uses payout and payout as a percentage of FFO (also referred to as the payout or sustainability ratio).

($M)	Q4 2022	Q4 2021	2022	2021
Dividends Declared	13,058	—	45,769	—
% of fund flows from operations	5%	— %	3%	— %
Drilling and development	157,849	119,002	528,056	339,390
Exploration and evaluation	11,456	26,805	23,761	35,406
Asset retirement obligations settled	16,508	13,039	37,514	28,525
Payout	198,871	158,846	635,100	403,321
% of fund flows from operations	70%	49%	39%	44%

Capital Management Measure

Net debt: Is in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working, capital and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Dec 31, 2022	Dec 31, 2021
Long-term debt	1,081,351	1,651,569
Adjusted working capital	265,111	9,284
Unrealized FX on swapped USD borrowings	(1,876)	(16,067)
Net debt	1,344,586	1,644,786

Ratio of net debt to four quarter trailing fund flows from operations	0.8	1.8

Supplementary Financial Measures

Net debt to four quarter trailing fund flows from operations: Calculated as net debt (capital management measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

Dividends % of FFO: Calculated as dividends declared divided by FFO (total of segments measure). The measure is used by management as a metric to assess the cash distributed to shareholders.

($M)	Q4 2022	Q4 2021	2022	2021
Dividends Declared	13,058	—	45,769	—
% of fund flows from operations	5%	— %	3%	— %
Drilling and development	157,849	119,002	528,056	339,390
Exploration and evaluation	11,456	26,805	23,761	35,406
Asset retirement obligations settled	16,508	13,039	37,514	28,525
Payout	198,871	158,846	635,100	403,321
% of fund flows from operations	70%	49%	39%	44%

Fund flows from operations per boe: Calculated as FFO (total of segments measure) by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2022 and 2021, please refer to SEDAR (www.sedar.com) or Vermilion's website at https://www.vermilionenergy.com/invest-with-us/reports-filings.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; statements regarding the return of capital, the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2023 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory wells expected to be drilled in 2023; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates, and inflation rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This document may contain references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, the Task Force on Climate-related Financial Disclosures, and the Value Reporting Foundation (Sustainability Accounting Standards Board). Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion's. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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CO: Vermilion Energy Inc.

CNW 18:49e 08-MAR-23